EXHIBIT 21.1

Subsidiaries of Verisity Ltd.

	Name of Subsidiary	State of Formation/Incorporation
1.	Verisity Design, Inc.	California
2.	Verisity Design, EURL	France
3.	Verisity Design, GMBH	Germany
4.	Verisity Design Canada, Inc.	Canada
5.	Axis Systems, Inc.	Delaware